SECURITIES AND EXCHANGE COMMISSION

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          AMERICANA DISTRIBUTION, INC.
                                  COMMON STOCK

                                   030556 10 4
                                  CUSIP NUMBER

                            c/o Anslow & Jaclin, LLP
                          195 Route 9 South, Suite 204
                               Manalapan, NJ 07726
                                 (732) 409-1212

                                December 19, 2005
                  ---------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)






If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.


    ________________________________________________________________________


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(1) Names of  Reporting  Persons.  S.S. or I.R.S.  Identification  Nos. of Above
Persons (entities only):

Donna Silverman

(2) Check the Appropriate Box if a Member of a Group (See Instructions) (a)
(b)

(3) SEC Use Only

(4) Source of Funds (See Instructions): SC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With

(7) Sole Voting Power: 28,069,832

(8) Shared Voting Power: 0

(9) Sole Dispositive Power: 28,069,832

(10) Shared Dispositive Power: 0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 28,069,832

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount in Row (11): 9.9%


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(14) Type of Reporting Person: IN

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock of:

Americana Distribution, Inc.
C/o Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, NJ 07726

Common Stock, par value $0.001

ITEM 2. IDENTITY AND BACKGROUND.

(a)        Name:     Donna Silverman

(b)      Address:    36 Island Trail
                     Sparta, NJ 07871

(c)       President of Americana Distribution, Inc.

(d) - (e) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)        Citizenship:  USA

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, Donna Silverman, acquired the 27,919,832 shares of the Issuer for services rendered as the Issuer's President, Chief Executive Officer, Chief Financial Officer, and Director. In addition, Ms. Silverman beneficially owned 150,000 shares through the holdings of Kennedy Matthews Healy Pecora, Inc. which is beneficially owned by her.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person, Donna Silverman, acquired the 27,919,832 shares of the Issuer for services rendered as the Issuer's President, Chief Executive Officer, Chief Financial Officer, and Director.


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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Donna Silverman acquired 27,919,832 of the issued and outstanding common shares of the Issuer and previously owned 150,000 shares for a total of 28,069,832 shares of common stock. Such amount represented 9.9% of the total issued and outstanding common shares of the Issuer. Ms. Silverman has the sole power to vote such shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                              Signature:
Dated: January 16, 2006
                                              /s/ Donna Silverman
                                              -------------------
                                              Donna Silverman